Exhibit 21
List of Subsidiaries of MASSBANK Corp.
MASSBANK Corp. is the parent company of:
MASSBANK (the “Bank”)
Knabssam LLC
MASSBANK has three wholly-owned subsidiaries:
Readibank Properties, Inc.
Readibank Investment Corporation
Melbank Investment Corporation